February 3, 2012

Ms. Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Allot Communications Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 9, 2011
File No. 1-33129

Dear Ms. Blye,

Reference is made to your letter dated January 6, 2012 (the “Comment Letter”) addressed to Allot Communications Ltd. (“Allot” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company. We also refer to a telephone conversation between Doron Faibish and Pradip Baumik pursuant to which the Company requested and received an extension to submit its response on or before February 3, 2012.

The Company sets forth in this letter its responses to the numbered comments in the Comment Letter. For your convenience, the Company has included the text of the Staff’s comments in bold and keyed its responses accordingly.

Comment:

1.	We are aware of recent news reports, including the article discussed in the press release attached to your Form 6-K filed on December 23, 2011, indicating that since 2006 you have sold Internet-surveillance equipment to a Danish distributor who then shipped it to Iran. Iran is designated as a state sponsor of terrorism by the U.S. Department of State, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government. Please address specifically the aforementioned reports of the indirect sales of your products to Iran.

Response:

The Company derives a significant portion of its revenue from direct sales to large mobile and fixed-line service providers (“Direct Sales”), and derives the remainder of its revenue through a network of channel partners (“Indirect Sales”) consisting of distributors, resellers, original equipment manufacturers (OEMs) and system integrators (each, a “Channel Partner”). In 2011, the Company derived approximately 55% of its revenues from Direct Sales, and the balance from Indirect Sales. The Company’s policy prohibits all Direct Sales and Indirect Sales to, and other illicit activities with, sanctioned countries, entities and persons, including Iran.

The Company and its subsidiaries did not and do not make Direct Sales to any entity or individual in Iran, and do not anticipate doing so in the future. Moreover, the Company has not entered into any agreements, commercial arrangements or other contracts with the government of Iran or entities controlled by the Iranian government, and it does not anticipate doing so in the future.

Regarding Indirect Sales, the Company enters into contracts with Channel Partners that specifically identify and limit the territory in which a Channel Partner is permitted to make sales. In accordance with the Company’s policies, none of the Company’s contracts with its approximately 300 Channel Partners authorize sales to Iran or any sanctioned country, including Iran. In one instance, the Company has a contractual arrangement with a Channel Partner, which generally authorizes the Channel Partner to make sales on a global basis. In that particular instance, the Company’s contract with that Channel Partner requires compliance with, among other things, U.S. economic sanctions and export control laws and regulations. Accordingly, none of the Company’s contracts with Channel Partners authorize or contemplate any activities with Iran, and the Company does not intend to authorize any Channel Partner to engage in such activities with Iran in the future.

The Company’s product offering consists of two product lines. The Company’s high-end Service Gateway systems are sold to large enterprises and mobile and fixed-line service providers. Typically, the Service Gateway systems are sold with direct involvement of the Company, and as a result, the Company believes it can identify the end customer of all its Service Gateway systems and that none of them are in Iran. The second product line is the NetEnforcer that is designed for small business enterprises and has limited functionality and capacity.

Since 2006, the Company shipped approximately 8,700 NetEnforcer units through a network of approximately 300 Channel Partners worldwide. RanTek A/S (“RanTek”), which is mentioned in the press report referenced by the Staff, is a very small Denmark-based Channel Partner that since 2006 purchased 79 NetEnforcer units from the Company (less than 1% of the total 8,700 mentioned above), pursuant to a Channel Partner agreement permitting RanTek to market and sell the Company’s NetEnforcer products only in Denmark. Following the press report, RanTek informed the Company that some of the 79 products that the Company sold to RanTek since the beginning of 2006 were re-exported to Iran pursuant to a license granted by the Danish authorities. Since the Company has no means of tracking electronically or otherwise where its NetEnforcer products are located after they are sold, the Company cannot independently verify the accuracy of information provided to the Company by RanTek. The Company also determined that, notwithstanding its policy of prohibiting sales to sanctioned countries and despite the fact that it did not engage any Channel Partner to cover Iran, its contract management protocol for authorizing Indirect Sales outside of the contractually designated territory was not adequately followed in this case. As described in the response to comment 4, the Company has enhanced its procedures to address this in the future.

Comment:

2.	You disclose on pages 24, 28, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan, which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided, or intend to provide, into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with their governments or entities controlled by those governments.

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Response:

The Company and its subsidiaries did not and do not make Direct Sales to any entity or individual in Cuba, Syria or Sudan, and do not anticipate doing so in the future. Moreover, the Company has not entered into any agreements, commercial arrangements or other contracts with the governments of Cuba, Syria or Sudan or entities controlled by those governments, and it does not anticipate doing so in the future.

In connection with Indirect Sales, consistent with the Company’s policies, none of the Company’s contracts with its Channel Partners authorize or contemplate any activities with Cuba, Syria or Sudan, and the Company does not intend to authorize any Channel Partner to engage in such activities with those countries in the future. The Company is not aware of any Channel Partner making Indirect Sales to entities or individuals in those countries.

Comment:

3.	You state in the aforementioned Form 6-K that your “products are not defense items and are designed and intended for the civil market.” Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, including the products reportedly shipped to Iran by the Danish distributor, have potential non-civilian uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to non-civilian uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

Response:

The Company’s products identify different types of Internet application and enable service providers and enterprises to optimize the network bandwidth that different types of application consume. In the case of service providers as opposed to enterprises, the Company’s products enable monetization of different applications based on the bandwidth consumed by a particular subscriber. The Company’s products are not designed to, and are not capable of, inspecting actual Internet content. The products sold by the Company to RanTek consisted of the Company’s NetEnforcer products, which are suitable only for small business enterprises and not for mobile or fixed-line service providers.

In addition, the Company does not believe that its NetEnforcer products are subject to the U.S. Export Administration Regulations (EAR). The Company has no reason to believe that it violated the U.S. Iranian sanctions regime. Moreover, the Israeli Ministry of Defense has officially determined that export of the Company’s products from Israel is not subject to the Ministry’s oversight since they are solely non-defense products.

Based on the foregoing, the Company believes that there is no non-civilian use to which the products referenced in the Staff’s comment can reasonably be put since their specifications, functionality and performance are intended solely for small business enterprises.

The Company is not aware of any non-civilian use of its products by Cuba, Iran, Sudan and/or Syria.

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Comment:

4.	You state in the aforementioned Form 6-K that your “corporate policy is to comply fully with Israeli and non-Israeli laws, including all applicable export laws and regulations.” Please describe for us your current policies, procedures, and systems, if any, to ensure compliance with U.S. economic sanction laws and export control regulations, and tell us whether you have undertaken any additional measures or implemented enhanced controls in light of the reported shipments of your products to Iran.

Response:

The Company’s Code of Conduct contains the following statement:

“It is the Company’s policy to fully comply with all applicable Israeli and U.S. export, customs and trade control laws and regulations, licensing requirements, relevant non-U.S. laws and international sanctions. The Company is responsible for customs, export and trade control compliance and will establish licensing and compliance programs. Any investigation or inquiry by a governmental organization regarding alleged trade control violations or irregularities should be immediately reported to the Chief Financial Officer prior to taking any action. The Chief Financial Officer is available to answer any questions regarding customers, export licensing and trade controls and should be consulted as the need arises.”

All employees of the Company have certified in writing that they have read, and are in compliance and will continue to comply with, the Code of Conduct.

The Company has enhanced its trade controls compliance practices in a number of ways, notably the following:

  although the Company’s contracts with Channel Partners limit their sales to a particular territory, the Company intends to include express provisions in its Channel Partners’ contracts regarding compliance with economic sanction laws and export control regulations;
  the Company will bolster its contract management protocol for authorizing Indirect Sales outside of the contractually designated territory;
  the Company has reinforced training of its sales employees with respect to identifying and responding to trade control-related “red flags” in connection with the conduct of Company’s business, and intends to conduct such training on a regular basis; and
  the Company will conduct regular and periodic testing of its compliance program.

Finally, the Company is an Israeli company. However, it has enhanced its compliance practices and chosen to voluntarily conduct its business consistent with U.S. trade control laws and regulations.

Comment:

5.	Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about your products being shipped to Iran.

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Response:

As noted in the responses to comments 1 and 2 above, the Company does not and did not make any Direct Sales of its products to Cuba, Iran, Sudan or Syria. The Company’s contracts with its Channel Partners do not authorize and have not authorized transactions with Cuba, Iran, Syria or Sudan. The only contact with one of those countries since the beginning of 2007 of which the Company is aware is as described herein.

Quantitative Assessment:

The Company’s revenues from RanTek are not material by any of the quantitative benchmarks used by the Commission to determine what constitutes material information for investors. Revenue from RanTek comprises an insignificant and diminishing portion of the Company’s total revenue representing approximately 0.8%, 0.7% and 0.2% of total revenues in each of 2009, 2010 and 2011, respectively, corresponding to a dollar amount of approximately $319,000, $397,000 and $188,000, only a portion of which could represent sales by RanTek to Iran.

Qualitative Assessment:

In terms of qualitative factors that would impact investor sentiment towards the Company, the Company has considered the uses to which the NetEnforcer products can be put. As described above, the NetEnforcer products are suitable only for small business enterprises, and the Company does not believe that there is any non-civilian use to which the products can reasonably be put.

Like other companies in similar industries, the most effective means for the Company to market and sell its products to large numbers of end customers is through Channel Partners who are each assigned a defined territory and permitted to make sales only within that territory. The Company has worldwide operations with approximately 300 Channel Partners. In addition to the minimal amount of sales to RanTek, the Company’s diverse sales channels reduce the risk that one Channel Partner’s sale of its products would be material to the Company’s operations taken as a whole, and is a key aspect of the Company’s business model that the Company believes investors understand.

The Company has taken note that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, the Company does not believe that a reasonable investor would consider a report of minimal shipments to Iran by one Channel Partner to be important in making an investment decision in light of the nature of the Company’s products. Furthermore, the Company’s policy prohibits Direct Sales and Indirect Sales to, and other illicit activities with, sanctioned countries, entities and persons. As a result, the Company does not perceive any material risk to its reputation or share price. As of the date of this letter, the officer in charge of the Company’s investor relations department does not believe that the Company has received any negative communications from shareholders concerning the referenced press report.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to Doron Faibish, General Counsel, Allot Communications Ltd. at telefax +972 9 762 8419.

Sincerely,

/s/ Doron Faibish
Doron Faibish
General Counsel

cc	Colin Diamond, White & Case LLP
Mario Mancuso, Fried Frank Harris Shriver & Jacobson LLP

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